

Mail Stop 3720

May 2, 2017

Michael Dent
Chief Executive Officer
HealthLynked Corp.
1726 Medical Boulevard
Suite 101
Naples, Florida 34110

> **Re: HealthLynked Corp.**
> **Registration Statement on Form S-1**
> **Filed April 14, 2017**
> **File No. 333-217309**

Dear Mr. Dent:

We have limited our review of your registration statement to those issues we have addressed in our comments. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your responses to these comments, we may have additional comments.

General

1.   We note that the shares being registered for resale relate to an equity line financing. However, our staff accommodation permitting the resale offering of shares to be issued under an equity line agreement is not available where there is no active public market for the shares being offered prior to the time of filing. Please refer to the Division's Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.13 which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.
In this regard, there does not appear to be any indication that your shares are being quoted on the OTCQB or on any other market. Therefore, we do not believe that the private transaction has been completed because the price of your common stock – a material term of the private transaction – is indeterminable due the lack of a market for your shares. It appears, therefore, that you should withdraw this registration statement until after such time as the company has "completed" the private placement contemplated by the purchase agreement prior to filing the registration statement.

Michael Dent
HealthLynked Corp.
May 2, 2017
Page 2

2.   We also note that you are attempting to register a total of 7 million shares underlying the investor signing warrants, which amounts to 1/3 of the total number of shares being registered. In our view, the number of shares underlying such signing warrants should equal no more than 10% of the number of shares being registered in connection with the equity line financing. Please revise accordingly.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551- 3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Gregory Sichenzia, Esq.
       Avital Perlman, Esq.